210 Broadway Cambridge, MA 02139 855-522-3444

August 23, 2022

By Electronic Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Brittany Ebbertt

Christine Dietz

Re:	EverQuote, Inc.

Form 10-K for the fiscal year ended December 31, 2021

Filed February 25, 2022

Form 10-Q for quarterly period ended June 30, 2022

Filed August 4, 2022

File No. 001-38549

Dear Ms. Ebbertt and Ms. Dietz:

We are in receipt of the comment letter, dated August 12, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above captioned filings on Form 10-K for the fiscal year ended December 31, 2021, filed on February 25, 2022 (the “2021 Form 10-K”) and Form 10-Q for the quarter ended June 30, 2022, filed on August 4, 2022 (the “2022 Q2 Form 10-Q”). Below is the response of EverQuote, Inc. (“EverQuote,” the “Company,” “we,” “our” or similar terminology) to the Staff’s comments.

For the Staff’s convenience, we have incorporated your comments into this response letter in italics. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2021 Form 10-K and the 2022 Q2 Form 10-Q.

www.EverQuote.com

Form 10-K for the fiscal year ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics

Quote Requests, page 51

1.

We note that quote requests are consumer-initiated requests for an insurance quote that result in a revenue generating transaction. Please clarify what you mean by “result in a revenue generating transaction.” In this regard, revise to disclose whether these include all requests for an insurance quote that you receive, whether it represents only requests where you recognize revenue or whether this only includes requests that are successfully fulfilled by an insurance provider.

Response: EverQuote records quote requests for each consumer request for insurance that either generates revenue from EverQuote’s insurance provider customers or indirect distributors or is treated as a sales opportunity by EverQuote’s internal direct-to-consumer (“DTC”) agents. At the time a consumer requests an insurance quote, EverQuote attempts to either (i) refer the consumer’s request to an insurance provider customer or indirect distributor, who pays EverQuote for the opportunity to offer insurance to the consumer, or (ii) offer the consumer insurance directly through the Company’s internal DTC agency. If and when a consumer’s request is successfully referred to at least one insurance provider customer or indirect distributor, EverQuote recognizes the revenue from that referral transaction and records a quote request. Beginning in 2020, with the start of our DTC agency offerings, we also began recording quote requests for consumer requests for insurance quotes that result in a referral to our DTC agents, from which we have the opportunity to generate commission revenue from a successful policy sale. A consumer request that is not referred to an insurance provider customer, indirect distributor or to our DTC agents will not generate revenue and is not counted as a quote request.

Beginning in 2022, including in our Form 10-Q for the quarter ended March 31, 2022, filed on May 6, 2022 (the “2022 Q1 Form 10-Q”) and the 2022 Q2 10-Q, we stopped providing quote requests as a key business metric as we believe it no longer provided a consistent measure of the volume of consumer interest due to the growing complexity and diversity in how consumer insurance requests can be captured as well as differences in our ability to generate revenue from quote requests in our business. For example, a growing portion of consumer requests for insurance are sourced by us through partners without direct consumer interaction with our online marketplace and do not reflect our success in attracting consumers to our online marketplace. Additionally, consumer requests for insurance that are referred to our DTC agents on average generate significantly higher revenue per associated referral, but not every referral to our DTC agents generates revenue, as we only recognize commission revenue once a policy application is submitted to the insurance provider. Due to these changes in our business, we believe that the quote requests metric that we have historically presented captures growth in these new aspects differently than the historic measurements of our online marketplace and has gradually become a less accurate measure for reflecting the performance of our business. Therefore, we have not disclosed quote requests as a key metric in filings since the 2021 Form 10-K.

www.EverQuote.com

Results of Operations, page 55

2.

We note your discussion and presentation of Direct-to-Consumer-Agency (DTCA) operations throughout your earnings releases furnished on Form 8-K, including year-over year DTCA revenue growth, policy growth and agent growth by quarter, DTCA revenue as a percentage of total revenue, and health-DTCA revenue. Please tell us what consideration was given to disclosing this information in your Form 10-K and Form 10-Q filings. As part of your response, please tell us how you define your DTCA operations including the types of revenues included. Refer to Item 303(b) of Regulation S-K and SEC Release No. 33-10751.

Response: We define our DTCA operations as our DTC agents who sell insurance policies and our DTCA revenue is service revenue representing commissions paid to us by insurance carriers on the sale of insurance policies to consumers, primarily in the health and automotive verticals. We also refer to DTCA revenue as commission revenue. We recognize commission revenue at a point in time upon completion of our performance obligation, which is when we deliver a policy application to our insurance provider customers. While DTCA revenue contributed significantly to the increase in revenue from our other verticals from 2020 to 2021, DTCA revenue nevertheless represented less than 10% of total revenue in 2021. Additionally, while revenue in our health vertical increased significantly from 2020 to 2021 due to an increase in health DTCA revenue, revenue in our health vertical was also less than 10% of total revenue in 2021.

In each of the 2021 Form 10-K, the 2022 Q1 Form 10-Q and the 2022 Q2 Form 10-Q, we disclosed the growth of our commission revenue for the periods presented. Specifically, on page 56 of the 2021 Form 10-K in our Comparison of the Years Ended December 31, 2021 and 2020 within Management is Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), we discussed year-over-year commission revenue growth of $4.7 million in our automotive vertical and year-over-year commission revenue growth of $14.9 million in our other verticals, primarily our health vertical. This disclosed growth in the 2021 Form 10-K was consistent with the disclosure in our earnings release for our fourth quarter and full year 2021, which discussed the increased levels of our DTCA revenue. We also disclosed that commission revenue represented less than 10% of our total revenue on page 51 of the 2021 Form 10-K, under “Key Components of Our Results of Operations” within MD&A.

Similarly, on page 26 of the 2022 Q1 Form 10-Q (in our Comparison of the Three Months Ended March 31, 2022 and 2021 within MD&A) and on page 28 of the 2022 Q2 Form 10-Q (in our Comparison of the Three Months Ended June 30, 2022 and 2021 within MD&A), we quantified increases in commission revenue in our automotive and health verticals that contributed to increases in revenue, which was consistent with our discussion of DTCA revenue levels and growth in our earnings releases for the first and second quarters of 2022. In addition, in each of the 2022 Q1 Form 10-Q and the 2022 Q2 Form 10-Q we discussed commission revenue as a percentage of total revenue in our Key Components of Our Results of Operations within MD&A.

www.EverQuote.com

With respect to our policy growth and agent growth metrics, we have included year-over-year policy growth and year-over-year DTC agent growth in our Investor Presentations included as Exhibits 99.2 to the Forms 8-K filed on February 16, 2022, May 2, 2022 and August 1, 2022 in which we furnished our earnings releases for the fourth quarter and full year 2021 and the first and second quarters of 2022, respectively, to illustrate our progress in growing DTCA revenue by meaningfully increasing the number of agents, which enabled increased policy sales. While we have not quantified such increases in a similar manner in our Form 10-K and Form 10-Q filings, we have quantified the specific increases in revenue attributable to commission revenue and have disclosed the increases in DTCA revenue from less than 10% of overall revenue in 2021 to 13% of total revenue in 2022. We have also discussed the increases in sales and marketing expenses attributable to increased headcount in our DTC agency within our MD&A in such filings and have included disclosure regarding our intent to invest further in expanding our DTC agency by hiring additional employees within our Liquidity and Capital Resources discussion in MD&A. We believe these MD&A disclosures meet the requirements of Item 303(b) of Regulation S-K and SEC Release No. 33-10751 as they disclose the extent to which changes in our commission revenue and sales and marketing expense associated with our DTCA policy growth and agent growth contributed to the changes in revenue and expense over the periods in question. We believe that the additional quantitative detail we have provided with respect to policy growth and agent growth in our Investor Presentations provides additional context to investors, however we believe that such metrics are not key variables or performance indicators that are necessary for an understanding and evaluation of our results of operations, both because the direct impact of such policy growth and agent growth on our financial statements is already captured by our disclosure in MD&A described above, and because our DTCA revenue remains a relatively small portion of our overall revenue. Consistent with this view, we note that while we have presented quantitative disclosure regarding policy growth and agent growth in our Investor Presentations as described above, we did not discuss policy growth or agent growth in our earnings releases, which instead focused on the ultimate increases in DTCA revenue to which such growth contributed.

www.EverQuote.com

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 76

3.

We note you disclose revenue by distribution channel as that impacts the nature and amount of your revenue. Please revise to disclose what is meant by direct distribution channel versus indirect distribution channel, including identifying who your customers are in each case, and clarify how you account for revenues under each channel. Ensure your disclosure clearly addresses how the nature and amount of revenue recorded varies under each distribution channel.

Response: Our direct distribution channel includes our insurance provider customers, which consists of insurance carriers and third-party agents. Revenue generated through our direct distribution channel consists primarily of revenue generated from sales of consumer referrals and, to a lesser extent, commissions received for insurance policies we sell to consumers. Our indirect distribution channel consists of insurance aggregators and media networks who purchase referrals with the intent to resell the referral to their customers. Revenue generated through our indirect distribution channel consists of revenue generated from sales of consumer referrals. Our direct distribution channel typically provides higher revenue per referral than our indirect distribution channel and better insight regarding insurance provider demand. Our indirect distributors typically provide lower revenue per referral than our direct distribution channel and less feedback about referral performance.

The Company recognizes revenue from sales of consumer referrals for both direct and indirect distribution channels when it satisfies its performance obligations by delivering the referrals to the insurance carriers or third-party agents (direct) or the insurance aggregators or media networks (indirect). Payment terms for direct and indirect distribution channels are similar to each other and customary and ordinary to industry practice. EverQuote is paid for the referral with normal payment terms regardless of whether the EverQuote customer generates revenue from the referral by either selling a policy or reselling the referral. After considering the Staff’s comment, the Company plans to update its disclosure in future periodic reports, beginning with its Form 10-Q for the quarter ending September 30, 2022. Below is an illustrative example of the disclosure we plan to include in such future filings. The additional disclosures are italicized and in bold font compared to past filings.

“The Company presents disaggregated revenue from contracts with customers by distribution channel, as the distribution channel impacts the nature and amount of the Company’s revenue, and by vertical market segment. The Company’s direct distribution channel consists of insurance carriers and third-party agents. The Company’s indirect distribution channel consists of insurance aggregators and media networks who purchase referrals with the intent to resell. Revenue generated via the Company’s direct distribution channel is generally higher per referral than revenue generated by the Company’s indirect distribution channels and provides the Company with additional insights and data regarding insurance provider demand and referral performance.”

www.EverQuote.com

Controls and Procedures, page 99

4.

We note you originally identified your material weakness in internal control over financial reporting in your December 31, 2020 Form 10-K/A where you indicated that management intended to test your updated controls design during the fourth quarter 2021. Accordingly, please revise to address what steps have been completed in your remediation plan to date, including any completed control design and testing procedures, what still remains to be completed, and revise to update your estimate of the expected timing of your remediation plan.

Response: As of the date of this letter, management has completed its risk assessment process. While we have updated the design of our internal controls, we are still in the process of evaluating the updated design and implementing the updated controls. Our control testing procedures remain to be completed. In consideration of the Staff’s comment, the Company plans to update its disclosure in future periodic reports, beginning with its Form 10-Q for the quarter ending September 30, 2022, to reflect the ongoing development and implementation of the remediation plan to address the material weaknesses and will include its expected timing for completion of design, implementation and testing of the controls. The Company will continue to provide this updated disclosure within its periodic reports until the material weaknesses are fully remediated and will also update the disclosures within the Changes in Internal Control over Financial Reporting section to reflect any material changes in its internal controls.

Form 10-Q for the quarterly period ended June 30, 2022

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 11

5.

We note the long-term portion of your commissions receivable asset increased 84% between December 31, 2021 and June 30, 2022. Please explain to us why there was such a significant increase. Also, revise to disclose the typical payment terms for your commission revenue contracts. Refer to ASC 606-10-50-9.

Response: We began generating commission revenue in 2020 with the start of our DTC agents and since that time commission revenue has continued to increase both in dollars and as a percentage of revenue. Commission revenue increased from less than 10% of revenue in 2021 to approximately 13% of revenue for the six months ended June 30, 2022. The long-term portion of our commissions receivable asset increased from $13.4 million as of December 31, 2021 to $24.6 million as of June 30, 2022, an increase of $11.2 million or 84% in the six months ended June 30, 2022. During that same six month period ended June 30, 2022, we recognized commission revenue of $28.0 million. We recognize commission revenue for our estimate of commissions that will be paid upon the initial policy sale and future policy renewals at the point in time we deliver a policy application to our insurance provider customers. As a significant portion of the commission revenue we record will be collected over a multi-year time frame as policyholders renew their policies, and we are paid commissions on those renewals, the long-term portion of our commissions receivable asset increased accordingly.

www.EverQuote.com

In consideration of the Staff’s comment, the Company plans to update its disclosure in future periodic reports, beginning with its Form 10-Q for the quarter ended September 30, 2022. Find below an illustrative example of the disclosure we plan to include in our next Form 10-Q. The additional disclosures are italicized and in bold font compared to past filings.

“The Company’s commission revenue is primarily comprised of commissions from health insurance carriers and auto insurance carriers. Commission revenue consists of the estimated constrained lifetime values (the “constrained LTVs”) of commission payments the Company expects to receive for selling an insurance policy. Commission revenue is recognized upon satisfaction of the Company’s performance obligation. The Company considers its performance obligation to be satisfied upon submission of the policy application. Therefore, a significant portion of the commission revenue the Company records upon satisfaction of its performance obligation is paid by the Company’s insurance provider customer over a multi-year time frame as policyholders renew and pay the insurance provider for their policies. The current portion of commissions receivable consists of estimated commissions on new policies sold and estimated renewal commissions on policies expected to be renewed within one year, while the non-current portion of commissions receivable are commissions for estimated renewals expected to be renewed beyond one year.”

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at 617-584-9000. Thank you for your assistance.

Very truly yours,

/s/ John Wagner
John Wagner, Chief Financial Officer and Treasurer

cc:	Jayme Mendal, EverQuote, Inc.

David Mason, Esq., EverQuote, Inc.

David Westenberg, Esq., Wilmer Cutler Pickering Hale and Dorr LLP

www.EverQuote.com